Exhibit 12.1

ESSEX PORTFOLIO, L.P.
Schedule of computation of Ratio and Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in thousands, except per share amounts)

                                                            Years ended December 31
                                          -----------------------------------------------------
                                            2003       2002       2001       2000       1999
                                          ---------  ---------  ---------  ---------  ---------
Earnings:
Income from continuing operations        $  60,017  $  68,583  $  72,038  $  67,109  $  60,211
Gain on sales of real estate                    --         --     (3,788)    (4,022)    (9,524)
Minority interests                             122        135        196        372        549
Interest expense(1)                         42,751     35,012     38,746     30,163     21,184
Amortization of deferred financing costs     1,008        605        657        639        566
                                          ---------  ---------  ---------  ---------  ---------
Total earnings                           $ 103,898  $ 104,335  $ 107,849  $  94,261  $  72,986
                                          =========  =========  =========  =========  =========

Fixed charges:
Interest expense(1)                      $  42,751  $  35,012  $  38,746  $  30,163  $  21,184
Amortization of deferred financing costs     1,008        605        657        639        566
Capitalized interest                         4,084      6,139      3,917      2,906      5,172
Convertible preferred stock dividends           --         --         --        245      1,333
Preferred return to general partner-
    Series F                                   195         --         --         --         --
Perpetual preferred unit distributions      17,996     18,319     18,319     18,319     12,238
                                          ---------  ---------  ---------  ---------  ---------
Total fixed charges and preferred
    stock dividends                      $  66,034  $  60,075  $  61,639  $  52,272  $  40,493
                                          =========  =========  =========  =========  =========

Ratio of earnings to fixed charges
    (excluding preferred return and
     preferred stock distributions)           2.16 X     2.50 X     2.49 X     2.80 X     2.71 X
                                          =========  =========  =========  =========  =========

Ratio of earnings to combined fixed
    charges and preferred stock dividends     1.57 X     1.74 X     1.75 X     1.80 X     1.80 X
                                          =========  =========  =========  =========  =========
(1) Extraordinary item - loss on early extinguishment of debt of $119 and $214 for the years ended December 31, 2000 and 1999, respectively, have been reclassified as interest expense in accordance with the adoption of FSAS No. 145 on January 1, 2003.